FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of MAY, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 19, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            19 May 2006, Holding(s) in Company

Exhibit 99



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders/Account Designation - Holding

Bank of Ireland/426360 - 28,789

Bank of New York - 195,279

Barclays Capital Nominees Limited - 10,122,298

Barclays Capital Nominees Limited - 425,817

Barclays Capital Nominees Limited - 179,407

Barclays Capital Securities Ltd - 2,162,452

Barclays Capital Securities Ltd - 23,972

Barclays Capital Securities Ltd - 350,432

Barclays Capital Securities Ltd - 2,162,640

Barclays Global Investors Canada - 195,849

Barclays Trust Co & Others - 133,282

Barclays Trust Co as EXEC/ADM - 61

Barclays Trust Co DMC69 - 43,571

Barclays Trust Co EP856 - 535

Barclays Trust Co R69 - 764,044

BNP PARIBAS - 286,932

CHASE NOMINEES LTD/16376 - 1,443,131

CHASE NOMINEES LTD/20947 - 25,262,542

CHASE NOMINEES LTD/28270 - 927,701

CHASE NOMINEES LTD/28270 - 392,061

CIBC MELLON GLOBAL SECURITIES - 190,557

Clydesdale Nominees HGB0125/324190 - 1,175

Clydesdale Nominees HGB0125/496994 - 8,929

Clydesdale Nominees HGB0125/639191 - 3,036

Clydesdale Nominees HGB0125/639213 - 2,107

Clydesdale Nominees HGB0125/686408 - 7,000

Clydesdale Nominees HGB0125/692963 - 3,991

Clydesdale Nominees HGB0125/697205 - 4,464

Clydesdale Nominees HGB0125/697213 - 4,465

Clydesdale Nominees HGB0125/697710 - 33,000

Clydesdale Nominees HGB0125/697728 - 33,000

Clydesdale Nominees HGB0125/1201315 - 9,575

Clydesdale Nominees HGB0125/1201439 - 35,714

Gerrard Nominees Limited/605704 - 900

Gerrard Nominees Limited/607486 - 600

Gerrard Nominees Limited/611717 - 4,642

Gerrard Nominees Limited/615411 - 1,000

Gerrard Nominees Limited/617906 - 1,000

Gerrard Nominees Limited/621942 - 625

Gerrard Nominees Limited/622124 - 1,850

Gerrard Nominees Limited/627680 - 345

Gerrard Nominees Limited/630871 - 500

Gerrard Nominees Limited/631118 - 4,745

Gerrard Nominees Limited/637739 - 625

Gerrard Nominees Limited/640824 - 7,000

Gerrard Nominees Limited/642367 - 3,400

Gerrard Nominees Limited/642686 - 960

Gerrard Nominees Limited/643975 - 2,000

Gerrard Nominees Limited/650668 - 1,900

Gerrard Nominees Limited/653035 - 1,900

Gerrard Nominees Limited/654151 - 1,500

Gerrard Nominees Limited/658729 - 700

Gerrard Nominees Limited/659481 - 744

Gerrard Nominees Limited/659645 - 1,339

Gerrard Nominees Limited/659792 - 650

Gerrard Nominees Limited/660430 - 1,040

Gerrard Nominees Limited/660968 - 3,940

Gerrard Nominees Limited/770101 - 4,250

Greig Middleton Nominees Limited (GM1) - 1,184,943

Greig Middleton Nominees Limited (GM3)/126066DA - 1,650

Greig Middleton Nominees Limited (GM3)/220805DN - 83,500

Greig Middleton Nominees Limited (GM3)/523475DN - 100,000

Investors Bank and Trust Co. - 850,164

Investors Bank and Trust Co. - 78,382

Investors Bank and Trust Co. - 6,954,480

Investors Bank and Trust Co. - 639,360

Investors Bank and Trust Co. - 24,707

Investors Bank and Trust Co. - 13,915,593

Investors Bank and Trust Co. - 18,962

Investors Bank and Trust Co. - 3,957,563

Investors Bank and Trust Co. - 308,297

Investors Bank and Trust Co. - 22,725

Investors Bank and Trust Co. - 1,275,795

Investors Bank and Trust Co. - 1,328,250

Investors Bank and Trust Co. - 256,608

Investors Bank and Trust Co. - 9,459,068

Investors Bank and Trust Co. - 157,125

Investors Bank and Trust Co. - 109,800

Investors Bank and Trust Co. - 481,692

Investors Bank and Trust Co. - 2,873,998

Investors Bank and Trust Co. - 43,882

JP Morgan (BGI Custody)/16331 - 759,442

JP Morgan (BGI Custody)/16338 - 174,365

JP Morgan (BGI Custody)/16341 - 930,330

JP Morgan (BGI Custody)/16341 - 1,618,474

JP Morgan (BGI Custody)/16342 - 370,018

JP Morgan (BGI Custody)/16344 - 298,652

JP Morgan (BGI Custody)/16345 - 511,268

JP Morgan (BGI Custody)/16400 - 26,174,742

JP Morgan (BGI Custody)/17011 - 49,582

JP Morgan (BGI Custody)/18408 - 132,241

JPMorgan Chase Bank - 373,531

JPMorgan Chase Bank - 5,375

JPMorgan Chase Bank - 279,290

JPMorgan Chase Bank - 3,319

JPMorgan Chase Bank - 10,001

JPMorgan Chase Bank - 139,346

JPMorgan Chase Bank - 296,830

JPMorgan Chase Bank - 22,414

JPMorgan Chase Bank - 77,936

JPMorgan Chase Bank - 26,933

JPMorgan Chase Bank - 254,745

JPMorgan Chase Bank - 1,525,726

JPMorgan Chase Bank - 1,508,300

JPMorgan Chase Bank - 394,709

JPMorgan Chase Bank - 88,771

JPMorgan Chase Bank - 167,423

JPMorgan Chase Bank - 27,833

JPMorgan Chase Bank - 12,232

JPMorgan Chase Bank - 92,725

JPMorgan Chase Bank - 230,247

JPMorgan Chase Bank - 181,300

JPMorgan Chase Bank - 13,305

JPMorgan Chase Bank - 10,802

Master Trust Bank - 13,010

Mellon Trust - US CUSTODIAN - 203,330

Mellon Trust - US CUSTODIAN - 459,744

MELLON TRUST OF NEW ENGLAND - 458,035

Mitsubishi Trust International - 9,914

Mitsui Asset - 43,855

Northern Trust Bank - BGI SEPA - 537,381

Northern Trust Bank - BGI SEPA - 137,350

Northern Trust Bank - BGI SEPA - 680,882

R C Greig Nominees Limited - 7,842,098

R C Greig Nominees Limited a/c AK1 - 2,957,835

R C Greig Nominees Limited a/c BL1 - 452,836

R C Greig Nominees Limited a/c CM1 - 164,381

R C Greig Nominees Limited GP1 - 691,481

R C Greig Nominees Limited SA1 - 250,650

Reflex Nominees Limited - 5,201

Reflex Nominees Limited - 1,227

State Street Bank & Trust - WI - 511,525

State Street Bank and Trust Co - 52,800

State Street Boston - 1,427,056

State Street Trust of Canada - 433,887

Sumitomo TB - 4,389

The Northern Trust Company - U - 310,930

Trust & Custody Services Bank - 1,628

Trust & Custody Services Bank - 26,769

Zeban Nominees Limited - 319,708

Total - 144,372,616

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 1.4P EACH

10. Date of transaction
11 May 2006

11. Date company informed
19 May 2006

12. Total holding following this notification
144,372,616

13. Total percentage holding of issued class following this notification
5.003%

14. Any additional information




15. Name of contact and telephone number for queries
JOANNE MCDONALD 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
19 May 2006